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FEB 27 2008
Washington, DC
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SEC 08026830 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAFA Capital Markets, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Broadway, Suite 2550
(No. and Street)

Oklahoma City, (City) Oklahoma (State) 73102 (Zip Code)

PROCESSED
MAR 1 1 2008
THOMSON FINANCIAL B

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Fryrear 405-272-9290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Dee Johnson & Company Certified Public Accountants PC
(Name – *if individual, state last, first, middle name*)

3608 NW 58th Street (Address) Oklahoma City (City) Oklahoma (State) 73112 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JB 3/7/08

OATH OR AFFIRMATION

I, John E. Fryrear, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAFA Capital Markets, L.L.C., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John E. Fryrear A/C#15008279 Value as of 12-31-2007 $2,570.63

John & Susan Fryrear JTWROS A/C#15016314 Value as of 12-31-2007 $0.00

State of Oklahoma
County of Oklahoma
Signed before me on February 21,2008
by John E. Fryrear

JONE K. NELSON NOTARY PUBLIC STATE OF OKLAHOMA # 05009646 EXP. 10/18/09

Notary Public

Signature

John E. Fryrear, President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAFA Capital Markets, LLC

Financial Statements
and
Independent Auditors' Report

December 31, 2007

JOHNSON & COMPANY
JAMES DEE
CERTIFIED PUBLIC ACCOUNTANTS P.C.

Contents

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

INDEPENDENT AUDITORS' REPORT

Members
NAFA Capital Markets, L.L.C.

We have audited the accompanying statement of financial condition of NAFA Capital Markets, L.L.C. as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NAFA Capital Markets, L.L.C. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Dee Johnson & Company

Oklahoma City, Oklahoma
February 21, 2008

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

NAFA Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2007

Assets

Cash in Bank and Brokerage	$	217,559
Deposits with clearing organizations and others (cash)		103,947
Receivables from broker-dealers and others		65,163
Prepaid expenses		5,303
Other assets		3,416
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $26,440		40,953
TOTAL ASSETS	$	436,341

Liabilities and Members' Equity

Subordinated borrowings and accrued interest on borrowings	$	230,000
Accounts payable, accrued expenses and other liabilities		10,981
Commitments		
Members' Equity		195,360
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	436,341

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
Statement of Operations
For the Year Ended December 31, 2007

Revenue	
Commissions	$ 942,362
Interest and dividend income	5,064
Miscellaneous income	83,668
Total Income	1,031,094
Expenses	
Employee compensation, commissions and benefits	551,567
Brokerage and clearing fees	69,153
Occupancy	38,793
Communications and data processing	39,942
Office expense	200,149
Interest expense	12,189
Depreciation	10,683
Total operating expenses	922,476
Net Income	$ 108,618

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2007

Members' Equity beginning of year	$	86,742
Net income		108,618
Members' Equity end of year	$	195,360

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
Statement in Changes in Liabilities Subordinated to Claims of
For the Year Ended December 31, 2007

Subordinated borrowings at December 31, 2006	$	200,000
Issuance of subordinated notes		-
Subordinated borrowings at December 31, 2007	$	200,000

The accompanying notes are an integral part of this financial statement.

NAFA Capital Markets, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	108,618
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Depreciation and Amortization		10,683
Decrease (Increase) in Operating Assets:		
Accounts Receivable		19,752
Deposits with clearing organizations		(1,968)
Other		4,916
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		(59,357)
Accrued Liabilities		12,000
Total Adjustments		(13,973)
Net Cash Provided By (Used in) Operating Activities		94,645
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		(918)
Net Cash Provided By (Used In) Investing Activities		(918)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		-
Net Cash Provided By (Used In) Financing Activities		-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		93,727
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		123,832
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	217,559
Interest paid during the year	$	189

The accompanying notes are an integral part of these financial

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) operating under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the company's customers.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a settlement date basis.

Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements

Depreciation

Depreciation is provided on an accelerated method of depreciation basis using estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line method over a 10 year life.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates

2. **Postretirement Benefit Plans**
The Company does not provide health and life insurance benefits to retired employees.

3. **Financial Instruments**
Accounting Policies
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.
The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

4. **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The company has a five customers who make up 87% of its gross revenues. If these relationships are terminated the Company may be exposed to risk.

6. Operating Lease

The company has into a non-cancelable operating lease agreement for its offices. Rental expense for the year was $38,793. Future minimum lease payments required under the lease are as follows:

2008	$41,534
2009	$42,354
2010	$14,209

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $343,263, which was $243,263 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was .12 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

7. Subordinated Borrowings from Related Party

The company has borrowed $200,000 from a Member of the Company under a subordinated loan agreement dated June 2005. This agreement was to mature In July 2008. This agreement was extended until July 31, 2009. Under the agreement this loan and any interest accrued on this loan is subordinated to the claims of general creditors.

At the end of the year the company had accrued interest payable under this loan of $30,000, $12,000 of which is reported as interest expense on this financial statement.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2007

NAFA Capital Markets, L.L.C.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Computation of Net Capital

Total ownership equity qualified for net Capital		
Add		$ 195,360
Liabilities subordinated to claims of general creditors allowable in computation of net capital		200,000
Total capital and allowable subordinated liabilities		395,360
Deductions and/or charges		
Non-allowable assets		
Accounts receivable	$ 165	
Prepaid Expenses	5,303	
Deposits	608	
Other assets	3,416	
Furniture, equipment and leasehold improvements	40,953	
		50,445
Net capital before haircuts on securities positions		344,915
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f):		
Money market	$ 1,652	
		1,652
Net capital		$ 343,263

Aggregate Indebtedness

Items included in statement of condition	
Accounts payable / Accrued interest	$ 40,980
Total Aggregate indebtedness	$ 40,980

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,732
Minimum Dollar Net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 243,263
Excess net capital at 1000%	$ 339,165
Ratio: Aggregate indebtedness to net capita	0.12

Reconcilation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

NAFA Capital Markets, L.L.C.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2007

JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Members
NAFA Capital Markets, L.L.C.

In planning and performing our audit of the financial statements of Nafa Capital Markets, L.L.C. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and
2. Comparisons, and the recordation of differences required by rule 1 7a- 13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

conformity with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James D. Johnson & Company

Oklahoma City, Oklahoma
February 21, 2008

END